EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from an independent financial adviser being, if you are resident in Ireland, an organisation or firm authorised under the European Communities (Markets in Financial Instruments) Regulation 2007 (Nos. 1 to 3) or the Investment Intermediaries Act 1995 (as amended) or, if you are resident in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom or, if you are not so resident, from another appropriately authorised independent financial adviser.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

KING DIGITAL ENTERTAINMENT PLC

TO BE HELD AT

11:30 A.M. (IRISH TIME)

ON

29 JANUARY 2015

AT

FITZWILTON HOUSE, WILTON PLACE, DUBLIN 2, IRELAND

PROPOSED APPROVAL OF WAIVER OF OFFER OBLIGATIONS UNDER RULES 9 AND 37 OF THE IRISH TAKEOVER RULES TO ENABLE SHARE BUYBACKS OR REDEMPTIONS

Notice of an Extraordinary General Meeting of King Digital Entertainment plc to be held at Fitzwilton House, Wilton Place, Dublin 2, Ireland, at 11:30 a.m. on 29 January 2015 is set out at the end of this document. This document should be read as a whole. Your attention is drawn to the letter from Riccardo Zacconi, CEO of King Digital Entertainment plc, in Part 1 of this document.

A proxy card relating to the Extraordinary General Meeting accompanies this document. Instructions for returning your proxy card are set out in the Notice of Extraordinary General Meeting included in this document.

Record Date: 9 December 2014. Only members registered on the record date will have the right to participate and vote at the Extraordinary General Meeting.

Davy Corporate Finance, which is regulated in Ireland by the Central Bank of Ireland, is acting as financial adviser to the Company for the purposes of Rule 3 of the Irish Takeover Rules in respect of the proposals described in this document and accordingly will not be responsible to anyone other than the Company for providing the protections afforded to clients of Davy Corporate Finance, or for providing advice in relation thereto.

This document is dated 19 December 2014.

TABLE OF CONTENTS

Part 1: Letter from Riccardo Zacconi, CEO	3

Part 2: Additional Information required to be included in this Circular under the Irish Takeover Rules	7

Notice of Extraordinary General Meeting	17

2

PART 1: LETTER FROM THE CEO

King Digital Entertainment plc

First Floor, Fitzwilton House, Wilton Place, Dublin 2, Ireland

Registered Number: 529753

19 December 2014

Dear King Shareholder,

We are pleased to invite you to attend the Extraordinary General Meeting of King Digital Entertainment plc ("King", the “Company” or "we") to be held at Fitzwilton House, Wilton Place, Dublin 2, Ireland on 29 January 2015 at 11:30 a.m. (Irish time). You will find the Notice of Extraordinary General Meeting set out at the end of this document.

This letter explains the business to be transacted at the Extraordinary General Meeting. Certain capitalised terms used in this letter and elsewhere in this document are defined in paragraph 15 of Part 2 of this document.

Background to the Proposals

In its third quarter results in respect of the period ended 30 September 2014, the Company advised, inter alia, that cash and cash equivalents were $976 million at 30 September 2014, up $568 million since 31 December 2013. The Company’s cash and cash equivalents of $976 million at 30 September 2014 are up $144 million since the Company’s second quarter results in respect of the period ended 30 June 2014. The Company also announced a share repurchase programme of a maximum of $150 million of its Ordinary Shares to be effected, subject to requisite regulatory and shareholder approvals having been obtained in the first quarter of 2015, through on-market purchases (the “Share Repurchase Programme”). The Share Repurchase Programme will be financed from the existing cash resources of the Company.

At our last Annual General Meeting, held on 26 September 2014, shareholders authorised the Company to buyback up to 20% of its issued share capital on-market (the “Buyback Authority”). The Buyback Authority shall, under its terms, expire at close of business on the earlier of the date of the Company’s next Annual General Meeting and 25 March 2016. The next Annual General Meeting of the Company is expected to be held by no later than 30 June 2015. At that meeting, the Company expects that it will seek to renew the Buyback Authority. Under the Articles of Association of the Company, Ordinary Shares which the Company agrees to acquire shall be automatically converted to redeemable shares. Accordingly, for Irish company law purposes, the repurchase by the Company of shares may be effected as a redemption.

The Share Repurchase Programme will be effected using the Buyback Authority or by way of redemption pursuant to the Company’s Articles of Association. Additional approvals are however also required before implementation of the Share Repurchase Programme having regard to the provisions of the Irish Takeover Rules (the “Takeover Rules”) and the shareholder profile of the Company, as more fully described below under ‘Resolution 1 – Bellaria Waiver’ and ‘Resolution 2 - Bellaria/Board Concert Party Waiver’. It is intended that these additional approvals will be sought in respect of a maximum of 32,180,009 Ordinary Shares (being approximately 10% of the Company’s issued Ordinary Share capital). Whether or not this number of Ordinary Shares are repurchased or redeemed, and the timing of such returns will depend, inter alia, on market conditions.

Resolution 1 – Bellaria Waiver

Under Rule 37 of the Takeover Rules, if any person, or persons acting in concert, hold securities representing 30% or more (but less than 50%) of the voting share capital of a relevant company, and by reason of the purchase or redemption by that company of its own securities, the percentage of the voting share capital conferred by the securities held by that person, or by any one or more of those persons, increases by more than 0.05% in any twelve-month period, then such person or, in the case of persons acting in concert, such one or more persons as the Irish Takeover Panel (the “Panel”) may direct, will be obliged to make an offer to the holders of each class of equity share capital of the Company and to the holders of each other class of transferable voting securities of the Company in accordance with Rule 37, unless that obligation has been waived by the Panel.

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Bellaria Holding S.à r.l. (“Bellaria”) (a company incorporated in Luxembourg by funds managed by Apax Partners) currently holds 140,962,567 Ordinary Shares in total representing approximately 43.80% of the Company’s issued Ordinary Share capital. If the Company buys back or redeems 32,180,009 Ordinary Shares (being approximately 10% of the Company’s issued Ordinary Share capital) pursuant to the Buyback Authority or the Company’s Articles of Association and assuming that Bellaria does not dispose of any Ordinary Shares, Bellaria’s shareholding, while remaining the same in number of Ordinary Shares, would increase as a percentage of the Company’s issued share capital from 43.80% to 48.67%. As a result, Bellaria would become obliged under the Takeover Rules to extend a general offer to the Company’s shareholders in accordance with Rule 37, unless that obligation has been waived by the Panel.

Resolution 2 – Bellaria/Board Concert Party Waiver

Under Rule 9 of the Takeover Rules, if any person, or persons acting in concert, holding securities representing 30% or more (but less than 50%) of the voting share capital of a company, acquire within any twelve-month period additional securities representing more than 0.05% of the total voting share capital in that company, then such person, or, in the case of persons acting in concert, such one or more persons as the Panel may direct, will be obliged to make an offer to the holders of each class of equity share capital of the Company and to the holders of each other class of transferable voting securities of the Company in accordance with Rule 9, unless that obligation has been waived by the Panel.

Under the Takeover Rules, the Board is presumed to be acting in concert with Bellaria. This presumption arises because the Company is regarded under the Takeover Rules as an associated company of Bellaria by virtue of the size of Bellaria’s shareholding in the Company. Following a submission made to the Panel on our behalf in May 2014, the Panel granted a rebuttal of this presumption insofar as it applies to those Directors who are not affiliated with Apax Partners (being Messrs Knutsson, Kurgan, Florin, McKee, Cohn and me) (the “Independent Directors”). However, the Panel ruled that the presumption will, in accordance with the provisions of the Takeover Rules, continue to apply during the course of an offer for the Company, or while the Board has reason to believe that an offer in respect of the Company may be made in the near future, or while the Company is in the course of purchasing or redeeming its own voting securities, or while the Board proposes that the Company purchases or redeems its own voting securities. Consequently, during the course of (i) the Share Repurchase Programme, (ii) any additional purchase or redemption by the Company of its own voting securities, or (iii) while the Board is proposing to make any such purchase or redemption, the Board (including the Independent Directors) will be presumed under the Takeover Rules to be acting in concert with Bellaria.

The Directors and their relevant family members, trusts and controlled companies hold 58,087,570 Ordinary Shares in total, representing approximately 18.05% of the Company’s issued Ordinary Share capital. In addition, Messrs Knutsson, Florin and McKee (the “Relevant Directors”) hold options, exercisable on or before 30 June 2015 (the date by which we expect the Company’s next Annual General Meeting to have been held), to subscribe for 630,936 Ordinary Shares (the “Exercisable Options”). Details of the Exercisable Options are as follows:

Director	No. of Options	Exercise Price (US$)	Commencement Date for Vesting of Options	Expiry Date
John Sebastian Knutsson	499,687	7.46	1 October 2014	12 November 2023
Gerhard Florin	18,750	7.46	1 January 2015	22 January 2024
E. Stanton McKee Jr	83,333	7.46	1 June 2014	4 December 2023
	29,166	7.46	1 August 2014	4 December 2023

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Details of all of the options to subscribe for Ordinary Shares held by the Directors are set out in Part 2 of this document.

Options represent a key element of the remuneration and incentivisation policy of the Group for its senior management and accordingly, preserving the ability of the Relevant Directors to exercise the Exercisable Options notwithstanding the conduct of share buybacks is considered important. If all of the Exercisable Options were to be exercised at a time when the Directors are presumed to be acting in concert with Bellaria it would result in an increase in the aggregate shareholding of the Bellaria/Board Concert Party by more than 0.05% from 61.86% to 61.93%. As a result, the Relevant Directors, and/or such one or more of the members of the Bellaria/Board Concert Party as the Panel may direct, would become obliged under the Takeover Rules to extend a general offer to all of the Company’s shareholders in accordance with Rule 9 of the Takeover Rules, unless that obligation has been waived by the Panel.

Furthermore, if the Company was to undertake a buyback programme between now and 30 June 2015 and buyback or redeem up to 32,180,009 Ordinary Shares (being approximately 10% of the Company’s issued Ordinary Share capital) and the Relevant Directors were to exercise all of the Exercisable Options, and assuming no member of the Bellaria/Board Concert Party disposes of any Ordinary Shares, the aggregate shareholding of the Bellaria/Board Concert Party would increase by more than 0.05% to 199,681,073 representing 68.80% of the then issued Ordinary Share capital of the Company. As a result, the Bellaria/Board Concert Party (or such member(s) thereof as the Panel may direct) would become obliged to extend a general offer to all the Company’s shareholders in accordance with Rule 37 of the Takeover Rules, unless such obligation was to be waived by the Panel.

By letter dated 28 November 2014 to William Fry (the Company’s Irish counsel) the Panel has agreed to waive the potential Rule 9 and Rule 37 offer obligations described above, subject to the following conditions:

(a)	that, in respect of the obligation of Bellaria, the Non-Bellaria Shareholders approve Resolution 1 on a poll;
(b)	that, in respect of the obligation of the members of the Bellaria/Board Concert Party, the Independent Shareholders approve Resolution 2 on a poll; and
(c)	that a circular is prepared by the Company in accordance with the Whitewash Guidance Note in the Takeover Rules and such circular is approved (in this respect only) by the Panel. This document has been so approved.

Both of the approvals referred to in paragraph (a) and (b) above are simple majority approvals of the respective eligible shareholders.

Approval of both Resolution 1 and Resolution 2 are necessary to enable the Company to buyback or redeem Ordinary Shares (up to 32,180,009 Ordinary Shares (being approximately 10% of the Company’s issued Ordinary Share capital)) without the Affected Shareholders being obliged to make a mandatory offer for the issued share capital not already owned.

Under the Takeover Rules, we are required to inform you that following the buyback or redemption of 10% of the Company’s issued Ordinary Share capital, the Bellaria/Board Concert Party’s aggregate maximum holding of securities would confer more than 49.95% of the voting rights in the Company. Shareholders holding securities conferring more than 49.95% of the voting rights (in this case, the Bellaria/Board Concert Party) could be permitted by the Panel (and in the case of a single holder, would be permitted under the Takeover Rules) to increase their holding of securities without incurring any further obligation to make an offer under Rule 9.

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Resolution 3 – Section 29 Approval

Section 29 of the Companies Act 1990 of Ireland prohibits a company from entering into an arrangement whereby the company is to acquire from a director of the company one or more non-cash assets (which would include the redemption or acquisition of Ordinary Shares), the value of which exceeds €63,486.90, unless the arrangement is first approved by shareholders in general meeting. This requirement also extends to transactions with “persons connected” with a director which includes (a) a director’s family member, (b) any body corporate in which a director has interest in 50% or more of the equity share capital, and (c) a trustee of any trust under which any of the following may be a principal beneficiary: a director, his spouse, his children or a body corporate he controls. Those Directors who hold shares in the Company may decide to sell shares from time to time and the Company may be a purchaser of those shares. Accordingly, the Company is proposing Resolution 3 to approve any acquisition or redemption by the Company of shares held by or on behalf of a Director or a person connected with him.

Recommendations

As Resolution 1 is in respect of any Rule 37 offer obligation which Bellaria may incur, Messrs Mackenzie and Sillitoe are not permitted to advise the Non-Bellaria Shareholders in relation to Resolution 1 and accordingly have abstained from advising on it. The Independent Directors, who have been so advised by Davy Corporate Finance, consider Resolution 1, which is a condition to the implementation of the Share Repurchase Programme, to be in the best interests of the Company and the Non-Bellaria Shareholders as a whole. In providing its advice on Resolution 1, Davy Corporate Finance has taken account of the commercial assessment of the Directors. Accordingly, the Independent Directors recommend you to vote in favour of Resolution 1 as they intend to do themselves in respect of the Ordinary Shares held or beneficially owned by them.

As Resolution 2 is in respect of a Rule 37 or Rule 9 offer obligation which the Directors may incur as members of the Bellaria/Board Concert Party, the Board is not permitted to advise the Independent Shareholders in relation to Resolution 2 and accordingly all of the Directors will abstain from voting on it and advising on it. However, your board confirms that Davy Corporate Finance has advised the Company that it considers Resolution 2, which is a condition to the implementation of the Share Repurchase Programme, to be in the best interests of the Company and the Independent Shareholders as a whole. In providing its advice on Resolution 2, Davy Corporate Finance has taken account of the commercial assessment of the Directors.

The Board believes that Resolution 3 is in the best interests of the Company and its shareholders and unanimously recommends that you vote in favour of it as they intend to do themselves in respect of the Ordinary Shares held or beneficially held by them. All shareholders may vote on Resolution 3.

We encourage you to use this opportunity to take part in the affairs of the Company by voting on the business to come before the Extraordinary General Meeting. Your vote is important. Whether or not you plan to attend, please complete, sign and date, and promptly return the enclosed proxy card in the accompanying reply envelope so that your shares will be represented at the Extraordinary General Meeting. You may also submit your proxy via the Internet or telephone as specified in the General Information section of this document. If you decide to attend the Extraordinary General Meeting and wish to change your proxy vote, you may do so by voting in person at the Extraordinary General Meeting.

Yours faithfully,

Riccardo Zacconi

Director and Chief Executive Officer

6

PART 2: ADDITIONAL INFORMATION REQUIRED TO BE INCLUDED IN THIS CIRCULAR UNDER THE IRISH TAKEOVER RULES

1.	Responsibility
1.1	The Directors, whose names are set out in paragraph 3 of this Part 2, accept responsibility for the information contained in this document, except for the information relating to Bellaria and Apax Partners for which responsibility is accepted as set out in paragraph 1.2 below. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
1.2	The directors of Bellaria, whose names are set out in paragraph 5.4 of this Part 2, accept responsibility for the information contained in this document in respect of Bellaria and Apax Partners. To the best of the knowledge and belief of the directors of Bellaria (who have taken all reasonable care to ensure that such is the case), the information contained in this document in respect of Bellaria and Apax Partners is in accordance with the facts and does not omit anything likely to affect the import of such information.
2.	Business of the Group

The Group is a leading interactive entertainment group for the mobile world. As of the third quarter of 2014, the Group had 348 million monthly unique users. The Group offers more than 190 exclusive games in over 200 countries through its King.com and royalgames.com websites, Facebook and mobile distribution platforms such as the Apple App Store and Google Play Store. The Group has game studios in Stockholm, Bucharest, Malmo, London, Barcelona, Berlin and Singapore along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

3.	Directors of the Company

As at the date of this document the Directors are:

Name	Position
Riccardo Zacconi	Chief Executive Officer
John Sebastian Knutsson	Chief Creative Officer
Stephane Kurgan	Chief Operating Officer
Gerhard Florin	Non-executive Chairman
Roy MacKenzie	Non-executive Director
E Stanton McKee, Jr	Non-executive Director
Andrew P Sillitoe	Non-executive Director
Robert S Cohn	Non-executive Director

4.	Financial Information Relating to the Group

Historically the Group’s business was conducted through Midasplayer International Holding Company Limited (“MIHC”) (a private limited company incorporated under the laws of Malta). On 25 March 2014, prior to the admission of the Ordinary Shares to trading on the New York Stock Exchange, the Company acquired the entire issued share capital of MIHC through a share-for-share exchange.

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The consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of the Company and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of its operations and its cash flows for the years ended 31 December 2013, 2012 and 2011 (including the notes thereto) in which the share-for-share exchange transaction (described in paragraph 10.1 of this Part 2) was retrospectively reflected are incorporated by reference into this document and may be accessed at http://king.q4cdn.com/8c38d84c-52a8-471d-8f33-9ef02da5117f.pdf?noexit=true.

The Group’s condensed consolidated unaudited statements of operations, comprehensive income, financial position, changes in equity and cash flows in each case as at, or for the nine months ended 30 September 2014 are also incorporated by reference into this document and can be accessed at http://investor.king.com/investors/financial-information/quarterly-reports/default.aspx.

A hard copy of these documents will not be sent to any shareholder unless requested. Shareholders of record may request these documents in hard copy form free of charge by requesting them in writing or by telephone as follows:

The Company Secretary
King Digital Entertainment plc
First Floor
Fitzwilton House
Wilton Place
Dublin 2
Ireland
01 6395 000 (within Ireland)
+353 1 6395 000 (outside Ireland)

In order to ensure timely delivery of documents, shareholders of record must make their request no later than 5 business days prior to the date of the Extraordinary General Meeting.

The following table is intended to allow shareholders easily identify information incorporated by reference:

Information	Source

Turnover and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share for the last 3 financial years and in respect of any interim statement made since the last published audited accounts

Form F-1/A dated 25 March 2014, page nos. F-3 & F-41 (available at http://king.q4cdn.com/8c38d84c-52a8-471d-8f33-9ef02da5117f.pdf?noexit=true).

Quarterly report on Form 6-K for the period ended 30 September 2014, page nos. 6 & 27 (available at http://investor.king.com/investors/financial-information/quarterly-reports/default.aspx).

A statement of net assets and liabilities shown in the latest published audited accounts	Form F-1/A dated 25 March 2014, page no. F-5.
A cash flow statement if provided in the last published audited accounts	Form F-1/A dated 25 March 2014, page no. F-7.
Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Form F-1/A dated 25 March 2014, page no. F-8. Quarterly report on Form 6-K for the period ended 30 September 2014, page no. 11.

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5.	Bellaria

5.1	Apax Partners is one of the world’s leading private equity investment groups. Apax Partners has advised funds that total over $40 billion around the world. Funds advised by Apax Partners invest in companies across four global sectors of Consumer, Healthcare, Services and Tech & Telco.

5.2	Bellaria was formed on 24 January 2014 under the laws of Luxembourg as a société à responsabilité limitée. Bellaria’s registered address is at 1-3 Boulevard de la Foire, L-1528 Luxembourg. Save for the holding of Ordinary Shares, Bellaria has not conducted any business at any time since it was formed. Bellaria is indirectly controlled by Apax VI GP Co. Limited and beneficially owned by Apax Europe VI-A, LP and Apax Europe VI-1, LP.

5.3	Roy Mackenzie and Andrew Sillitoe are each Partners at Apax Partners.

5.4	As at the date of this document, the directors of Bellaria are:

Name	Position
Geoffrey Henry	Manager Class A
Geoffrey Limpach	Manager Class A
Francois Felten	Manager Class B
Francisco Menjibar	Manager Class B

5.5	Bellaria has never published any financial information.
6.	Interests and Dealings in Relevant Securities of the Company

6.1	As at the close of business on the Latest Practicable Date, the Directors and persons connected to them (within the meaning of Chapter 1 of Part IV of the Companies Act 1990) and other members of the Board Concert Party were interested in the following relevant securities of the Company (other than options to subscribe for Ordinary Shares, which are disclosed in paragraph 6.2 of this Part 2):

Name	Number of Ordinary Shares
Riccardo Zacconi	31,191,846
John Sebastian Knutsson	17,185,532
Stephane Kurgan	8,370,159
Gerhard Florin	1,102,033
Roy Mackenzie	-
Andrew Sillitoe	-
E Stanton McKee Jr	-
Robert S Cohn	238,000

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6.2	As at the close of business on the Latest Practicable Date, the Directors held the following options to subscribe for Ordinary Shares:

Director	No. of Options	Exercise Price (US$)	Commencement Date for Vesting of Options	Expiry Date
Riccardo Zacconi	1,500,000	7.46	1 January 2016	12 November 2023
	1,500,000	7.46	n/a (performance based)	12 November 2023
John Sebastian Knutsson	1,332,500	7.46	1 October 2014	12 November 2023
	1,000,000	7.46	n/a (performance based)	12 November 2023
Stephane Kurgan	7,422,180	31.37	1 April 2014	1 October 2023
	1,000,000	7.46	7 June 2015	31 January 2024
	1,000,000	7.46	n/a (performance based)	31 January 2024
Gerhard Florin	18,750	7.46	1 January 2015	22 January 2024
Roy Mackenzie	-	-	-	-
Andrew Sillitoe	-	-	-	-
E Stanton McKee Jr	125,000	7.46	1 June 2014	4 December 2023
	50,000	7.46	1 August 2014	4 December 2023
Robert S Cohn	-	-	-	-

6.3	Save as disclosed in this paragraph 6, at the close of business on the Latest Practicable Date, no Director or person(s) connected to the Directors (within the meaning of Chapter 1 of Part IV of the Companies Act 1990) nor any other member of the Board Concert Party was interested, or held any short positions in any class of relevant securities of the Company.
6.4	At the close of business on the Latest Practicable Date, no:
6.4.1	subsidiary of the Company;
6.4.2	trustee of a pension scheme (other than an industry-wide pension scheme) in which the Company or a subsidiary of the Company participates; or
6.4.3	fund manager (other than exempt fund managers) connected with the Company,

was interested, or held any short positions in any class of relevant securities of the Company.

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6.5	Set out below are details of all dealings by the Directors in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date:
Director	Date of Dealing	Description of Transaction	Number of Ordinary Shares	Price Per Ordinary Share (US$)
Riccardo Zacconi	31 March 2014	Disposal	688,612	22.50
	4 April 2014	Disposal	42,500	nil
John Sebastian Knutsson	31 March 2014	Disposal	410,543	22.50
Stephane Kurgan	31 March 2014	Disposal	126,756	22.50
	4 April 2014	Disposal	150,000	nil
Gerhard Florin	31 March 2014	Disposal	22,967	22.50
Robert S Cohn	26 March 2014	Acquisition	9,000	20.35
	26 March 2014	Acquisition	1,000	20.50
	15 August 2014	Acquisition	3,000	13.42

6.6	Save as set out in paragraph 6.5, there have been no dealings in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date by any member of the Board Concert Party.
6.7	At the close of business on the Latest Practicable Date, neither Davy Corporate Finance nor any persons controlling, controlled by or under the same control as Davy Corporate Finance was interested, or held any short position in the relevant securities of the Company. There have been no dealings in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date by Davy Corporate Finance or any persons controlling, controlled by or under the same control as Davy Corporate Finance.
6.8	At the close of business on the Latest Practicable Date, neither William Fry nor any of the partners or professional staff of William Fry who are actively engaged in the proposals referred to in this document or who are customarily engaged in the affairs of the Company since 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) was interested, or held any short position in the relevant securities of the Company. There have been no dealings in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date by William Fry or any of its partners or professional staff who are actively engaged in the proposals referred to in this document or who are customarily engaged in the affairs of the Company since 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE).
6.9	The Company has not repurchased or redeemed any relevant securities of the Company between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date.
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7.	Interests and Dealings in Relevant Securities of the Company by Bellaria
7.1	As at the close of business on the Latest Practicable Date, Bellaria was interested in 140,962,567 Ordinary Shares.
7.2	Save as disclosed in this paragraph 7, at the close of business on the Latest Practicable Date, none of Bellaria, the directors of Bellaria, Apax Partners, or any person acting in concert with Bellaria, was interested in, or held, any short positions in any class of relevant securities of the Company.
7.3	Set out below are details of all dealings by Bellaria in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date:
Date of Dealing	Description of Transaction	Number of Ordinary Shares	Price Per Ordinary Share (US$)
31 March 2014	Disposal	3,367,434	22.50

7.4	There have been no dealings in the relevant securities of the Company during the period between 26 March 2014 (being the date of admission of the Ordinary Shares to trading on NYSE) and the Latest Practicable Date by the directors of Bellaria, Apax Partners or any other persons acting in concert with Bellaria.
8.	Interests and Dealings in Relevant Securities of Bellaria
8.1	Interests of the Company in relevant securities of Bellaria

As at close of business on the Latest Practicable Date, neither the Company nor any subsidiary of the Company was interested, or held any short positions in any class of relevant securities of Bellaria.

8.2	Interests of Directors in relevant securities of Bellaria

As at close of business on the Latest Practicable Date, no Director or person(s) connected to the Directors (within the meaning of Chapter 1 of Part IV of the Companies Act 1990) was interested, or held any short positions in any class of relevant securities of Bellaria.

9.	Directors’ Service Contracts

No Director has a service contract with the Company or any of its subsidiaries or associated companies having more than 12 months to run. No Director’s service contract with the Company or any of its subsidiaries or associated companies has been entered into or amended within 6 months of the date of this document.

10.	Material Contracts

Set out below is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by the Company or any of its subsidiaries during the period of two years ending on the Latest Practicable Date.

10.1	Share for Share Exchange

On 25 March 2014, a share for share exchange transaction was entered into between MIHC and the Company pursuant to which all of the issued share capital in MIHC was transferred to the Company in exchange for the issue of shares in the Company to each of the shareholders of MIHC so that following completion of the transaction, each of the shareholders in MIHC held shares in the Company having substantially the same rights and in substantially the same respective proportions as they held in MIHC immediately prior to the transaction.

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10.2	Registration Rights Agreement

On 25 March 2014, a registration rights agreement (the “Registration Rights Agreement”) was entered into between the Company, Riccardo Zacconi, John Sebastian Knutsson, Patrik Stymne, Lars Markgren, Thomas Hartwig, Melvyn Morris, Stephane Kurgan, a trust associated with Stephane Kurgan and entities associated with Apax Partners and Index Ventures. The Registration Rights Agreement contains customary registration rights, including certain indemnification obligations in connection with the registration rights under the Registration Rights Agreement.

10.3	Underwriting Agreement

On 25 March 2014, an underwriting agreement (the “Underwriting Agreement”) was entered into in connection with the IPO between (1) the Company, (2) King.com Inc, (3) the shareholders that sold Ordinary Shares as part of the IPO (the “Selling Shareholders”) and (4) J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of themselves and as representatives of the underwriters listed in the Underwriting Agreement pursuant to which the Company and the Selling Shareholders agreed to sell to the underwriters, and each underwriter severally agreed to purchase Ordinary Shares at the public offering price less the underwriting discounts and commissions set forth in the Underwriting Agreement.

The Underwriting Agreement contains customary representations, warranties and indemnities from each of the Company and the Selling Shareholders to the underwriters.

The proceeds received by the Company as a result of the IPO amounted to US$329,403,764. The commissions paid by the Company pursuant to the Underwriting Agreement amounted to US$28,721,250.

11.	Consent

Davy Corporate Finance, which is regulated in Ireland by the Central Bank of Ireland, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name, its advice, and references thereto in the form and context in which they appear.

12.	Intentions of the Bellaria/Board Concert Party
12.1	The Bellaria/Board Concert Party is not proposing any changes to the Board and has confirmed that it is not its intention, following any increase in its percentage shareholding as a result of any share repurchase by the Company, to seek any changes to the business of the Company or its subsidiaries or in the manner in which the existing business is carried on or to seek any redeployment of the assets of the Company or any of its subsidiaries.
12.2	The Bellaria/Board Concert Party has also confirmed that following any percentage increase in its percentage shareholding arising from any repurchase by the Company of its shares, it is its intention that the existing employment rights, conditions of employment and pension rights of all employees of the Company and its subsidiaries will be fully safeguarded.
13.	General
13.1	No agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon Resolutions 1 and 2 exists between Bellaria, the Directors, the Company or any person acting, or deemed under the Takeover Rules to be acting, in concert with them and any of the Directors, recent directors of the Company or any of the holders or recent holders of, or any persons interested or recently interested in, relevant securities of the Company.
13.2	No agreement, arrangement or understanding exists whereby any shares which may be acquired in pursuance of the transactions which are the subject matter of Resolutions 1 and 2 will be transferred to any other person.
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13.3	There has been no material change in the financial or trading position of the Group subsequent to the consolidated audited financial statements of the Group for the year ended 31 December 2013 save for the acquisition by the Company of MIHC by way of the share for share exchange transaction described in paragraph 10.1 of this Part 2 and the receipt by the Company of net proceeds of US$329,403,764 arising from the IPO.
13.4	References in this document to “relevant securities” shall have the meaning assigned by Rule 2.1 of Part A of the Takeover Rules, meaning: (i) securities of the Company which confer voting rights; (ii) equity share capital of the Company or Bellaria; and/or (iii) securities or any other instruments conferring on their holders rights to convert into or subscribe for any new securities of any of the foregoing categories of securities.
13.5	References in this document to “an interest in a relevant security” or “interested in relevant securities” means a person who has a long position in a relevant security and a person who has only a short position in a relevant security shall be deemed not to have an interest nor to be interested in that security and “interests in” and “interested in” shall be construed accordingly in relation to relevant securities.
13.6	The market price quotations for Ordinary Shares of the Company for the first trading day in each of the six months immediately preceding the date of this document and for the Latest Practicable Date are listed below. Price quotations are in respect of the closing dealt price on the relevant day as published by the NYSE. If there have been no dealings in the Ordinary Shares of the Company on any relevant day, the price quoted is the midpoint between the high and low market guide prices.
Date	Price
1 July 2014	$21.20
1 August 2014	$19.19
2 September 2014	$13.41
1 October 2014	$12.79
3 November 2014	$11.98
1 December 2014	$15.13
Latest Practicable Date	$15.73
14.	Documents Available for Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) at the offices of Davy Corporate Finance at Davy House, 49 Dawson Street, Dublin 2, Ireland up to and including 29 January 2015 and at http://investor.king.com/investors/financial-information/Other-Documents:

14.1	memorandum and articles of association of the Company;
14.2	statuts coordonnés of Bellaria (being the equivalent of Bellaria’s memorandum and articles of association);
14.3	audited consolidated accounts of the Company for the years ended 31 December 2013, 2012 and 2011 as described in paragraph 4 of this Part 2;
14.4	condensed consolidated unaudited statements of the Group as at, or for the nine months ended 30 September 2014 as described in paragraph 4 of this Part 2;
14.5	the waiver letter dated 28 November 2014 from the Irish Takeover Panel;
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14.6	the consent letter from Davy Corporate Finance referred to in paragraph 11 above;
14.7	the material contracts referred to in paragraph 10 above; and
14.8	this document.
15.	Defined Terms
Affected Shareholder(s)	in the case of Resolution 1, Bellaria, and in the case of Resolution 2, the members of the Bellaria/Board Concert Party;
Apax Partners	Apax Partners LLP;
Bellaria	Bellaria Holdings S.à r.l.;
Board Concert Party

the Directors, the spouse, parents, brothers, sisters and children of each such Director; the trustees of every trust of which any Director or any such member of their family is a beneficiary; every company which is controlled by any one or more of such Directors, such members of their families and the trustees of all such trusts;

Bellaria/Board Concert Party

the Directors, the spouse, parents, brothers, sisters and children of each such Director; the trustees of every trust of which any Director or any such member of their family is a beneficiary; every company which is controlled by any one or more of such Directors, such members of their families and the trustees of all such trusts; and Bellaria;

Board	the board of Directors, whose names are set out in paragraph 3 of Part 2 of this document;
Buyback Authority	the shareholders’ authorisation for the Company to buyback certain of its issued share capital, more particularly described on page 3 of this document;
Company, we, King	King Digital Entertainment plc;
Directors	the directors of the Company, whose names are set out in paragraph 3 of Part 2 of this document;
DTC	The Depositary Trust Company;
EGM, or Extraordinary General Meeting	the extraordinary general meeting of the Company, to be held at Fitzwilton House, Wilton Place, Dublin 2, Ireland at 11:30 a.m. on 29 January 2015 or any adjournment thereof;
Exercisable Options	the options exercisable by the Relevant Directors on or before 30 June 2015 as described in page 4 of Part 2 of this document;
Group	the Company and its subsidiaries;
Independent Directors	John Sebastian Knutsson, Riccardo Zacconi, Stephane Kurgan, Gerhard Florin, E Stanton McKee Jr and Robert Cohn;

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Independent Shareholders	the Company’s shareholders excluding members of the Bellaria/Board Concert Party;
IPO	the admission of the Ordinary Shares to trading on NYSE and the related offering of Ordinary Shares on 26 March 2014;
Latest Practicable Date	17 December 2014;
MIHC	Midasplayer International Holding Company Limited;
Non-Bellaria Shareholders	the Company’s shareholders other than Bellaria;
NYSE	the New York Stock Exchange;
Ordinary Shares	the ordinary shares of US$0.00008 each in the capital of the Company;
Panel	the Irish Takeover Panel;
Record Date	9 December 2014;
Registration Rights Agreement	the registration rights agreement referred to in paragraph 10.2 of Part 2 of this document;
Relevant Directors	John Sebastian Knutsson, Gerhard Florin and E Stanton McKee Jr, being those Directors holding the Exercisable Options;
Resolution 1	Resolution 1 at the EGM;
Resolution 2	Resolution 2 at the EGM;
Resolution 3	Resolution 3 at the EGM;
Selling Shareholders	the shareholders that sold Ordinary Shares as part of the IPO;
Share Repurchase Programme	the share repurchase programme of a maximum of $150 million of the Ordinary Shares to be effected, subject to requisite regulatory and shareholder approvals having been obtained, in the first quarter of 2015 as more particularly described on page 3 of this document;
Takeover Rules	the Irish Takeover Panel Act 1997, Takeover Rules 2013; and
Underwriting Agreement	the underwriting agreement referred to in paragraph 10.3 of Part 2 of this document.

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KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

Notice of Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of King Digital Entertainment plc (the "Company") will be held at 11:30 a.m. (Irish time) on 29 January 2015 at Fitzwilton House, Wilton Place, Dublin 2, Ireland for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1.	"That, having regard to The Irish Takeover Panel Act 1997, Takeover Rules 2013 (the “Takeover Rules") and to the conditions attached by the Irish Takeover Panel to the grant of a waiver under Rule 37 of the Takeover Rules as set out in its letter dated 28 November 2014 to William Fry (as described on page 5 of the document of which this Notice forms part), an increase in the percentage of the issued share capital of the Company held by Bellaria to up to 48.67 per cent., as a result of the repurchase or redemption by the Company of up to 32,180,009 ordinary shares of US$0.00008 each in the capital of the Company (the “Ordinary Shares”) pursuant to the authority conferred on the Company pursuant to Section 215 of the Companies Act 1990 at the Annual General Meeting of the Company held on 26 September 2014 or the Articles of Association of the Company, be and is hereby approved on the basis that Bellaria shall not by reason of such increase become obliged to make an offer to the Company's shareholders pursuant to the said Rule 37."
2.	"That, having regard to the Takeover Rules and to the conditions attached by the Irish Takeover Panel to the grant of waivers under Rule 9 and Rule 37 of the Takeover Rules as set out in its letter dated 28 November 2014 to William Fry (as described on page 5 of the document of which this Notice forms part), an increase in the percentage of the issued share capital of the Company held by the Bellaria/Board Concert Party to up to 68.80% per cent., as a result of:
(a)	the repurchase or redemption by the Company of up to 32,180,009 Ordinary Shares pursuant to the authority conferred on the Company pursuant to Section 215 of the Companies Act 1990 at the Annual General Meeting of the Company held on 26 September 2014 or the Articles of Association of the Company; and/or
(b)	the exercise by certain directors of the Company of options to subscribe for up to 630,936 Ordinary Shares pursuant to certain individual option agreements between certain directors of the Company and the Company (as described on page 4 of the document of which this Notice forms part), be and is hereby approved on the basis that no member of the Bellaria/Board Concert Party shall by reason of such increase become obliged to make an offer to the Company's shareholders pursuant to the said Rule 9 or Rule 37."

3.	“That, for the purposes of Section 29 of the Companies Act 1990 of Ireland, any acquisition by the Company of, or redemption by the Company of, shares held by or on behalf of any director of the Company or any person connected with such a director be and is hereby approved.”

SPECIAL BUSINESS

The Board does not presently intend to bring any other business before the Extraordinary General Meeting, and, so far as is known to the Board, no matters are to be brought before the Extraordinary General Meeting except as specified in this Notice. As to any business that may properly come before the Extraordinary General Meeting, however, it is intended that shares in respect of which a proxy card (in the form enclosed) has been duly completed and returned will be voted at the discretion of the persons voting such shares.

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BY ORDER OF THE BOARD OF DIRECTORS

Wilton Secretarial Limited

Company Secretary

Registered Office:

First Floor

Fitzwilton House

Wilton Place

Dublin 2

Ireland

19 December 2014

NOTES:

A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a shareholder of the Company.

Only Non-Bellaria Shareholders are entitled to vote on Resolution 1.

Only Independent Shareholders are entitled to vote on Resolution 2.

All shareholders are entitled to vote on Resolution 3.

For the purposes of Resolution 3 only, the phrase “person connected with such a director” has the meaning given to such phrase in Section 26 of the Companies Act 1990 of Ireland.

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GENERAL INFORMATION

INFORMATION REGARDING THE EXTRAORDINARY GENERAL MEETING IS AVAILABLE ON KING'S WEBSITE AT WWW.KING.COM AND ALSO AT WWW.PROXYVOTE.COM.

Foreign Private Issuer

We are a "foreign private issuer" within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended. As a result, we are not required to comply with U.S. federal proxy requirements.

Who is eligible to vote and how?

Only Non-Bellaria Shareholders are entitled to vote on Resolution 1.

Only Independent Shareholders are entitled to vote on Resolution 2.

All shareholders are entitled to vote on Resolution 3.

If your shares are registered in King's register of members in your name, you are a shareholder of record. Shareholders of record who were entered in King's register of members as at close of business on 9 December 2014 (the "Record Date") shall be entitled to attend, speak, ask questions and vote at the Extraordinary General Meeting. Changes in the register after the Record Date will be disregarded for this purpose.

For those shareholders whose shares are not registered in their name, but rather are registered in "street name" and held in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company ("DTC"), then their entitlement to vote is determined as at 9 December 2014.

Voting by Proxy

A proxy card is enclosed for use by shareholders of record. Whether or not you propose to attend the Extraordinary General Meeting in person, you are strongly advised to complete and submit the enclosed proxy card in accordance with the instructions printed on it. Submitting the completed proxy card will not preclude a shareholder of record from attending the Extraordinary General Meeting and voting in person if you so wish.

To be effective, a duly completed and executed proxy card, together with evidence of any authority under which it is executed, or a copy thereof certified, must be mailed to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so as to be received by no later than 11.59 p.m. (Eastern Time) on 27 January 2015 or, if the Extraordinary General Meeting is adjourned, at 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Extraordinary General Meeting. Any alteration to the proxy card must be initialled by the person who executes it. Alternatively, provided it is received no later than 11:59 p.m. (Eastern Time) on 27 January 2015 or, if the Extraordinary General Meeting is adjourned, no later than 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Extraordinary General Meeting, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge's website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your proxy card.

In the case of a corporation, the proxy card must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

If you vote by Internet or by telephone, please do not mail your proxy card.

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Depending on whether your shares are registered in your name or in street name the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names appear in King's register of members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and/or voting at the Extraordinary General Meeting if the shareholder subsequently wishes to attend the meeting.

Beneficial Owner: Shares Registered in the Name of a Brokerage Firm, Bank, Dealer or Other Similar Organisation

If, as at the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through DTC, then you are the beneficial owner of shares held in "street name" and these proxy materials were forwarded to you by that organisation, together with instructions as to voting. You will need to carefully follow the instructions from your brokerage firm, bank, dealer or other similar organisation or contact that organisation if you have any queries. As a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other similar organisation how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Extraordinary General Meeting unless you contact your brokerage firm, bank, dealer or other similar organisation and obtain a valid proxy card. Therefore, as a beneficial owner of shares registered in "street name," you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from King. Simply complete and mail the voting instruction card as per the instructions from your brokerage firm, bank, dealer or other similar organisation to ensure that your vote is counted.

Corporate Shareholders

A corporate shareholder entitled to attend and vote at this Extraordinary General Meeting is entitled to appoint a representative to attend and vote at the Extraordinary General Meeting on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge's website www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend the Extraordinary General Meeting should complete the form of appointment of representative and then deposit it (together with any power of attorney or other authority under which it is signed or a notarised copy of that power or authority) at King's registered office at First Floor, Fitzwilton House, Wilton Place, Dublin 2, Ireland at any time prior to the commencement of the Extraordinary General Meeting.

What Constitutes a Quorum?

Shareholders may not take action at the Extraordinary General Meeting unless there is a quorum present. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more shareholders holding shares that represent at least 50% of the issued shares carrying the right to vote at such meeting are present in person or by proxy. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions by shareholders of record attending the meeting in person or by proxy will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

If shareholders abstain from voting, including brokers holding their clients' shares of record who cause abstentions to be recorded, these shares will be considered present and entitled to vote at the Extraordinary General Meeting and will be counted towards determining whether or not a quorum is present. Because broker non-votes and abstentions are not voted affirmatively or negatively, they will have no effect on the approval of any of the proposals.

Members of the New York Stock Exchange are permitted to vote their clients' proxies in their own discretion as to certain "routine" proposals. None of the Proposals are considered to be a routine matter. Where a proposal is not "routine," a broker who has received no instructions from its clients generally does not have discretion to vote its clients' uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as "broker non-votes." Those shares would be considered present for purposes of determining whether or not a quorum is present, but would not be considered entitled to vote on the proposals. Those shares would not be taken into account in determining the outcome of the non-routine proposal.

We strongly encourage you to provide instructions to your broker to vote your Ordinary Shares and exercise your right as a shareholder. As such, only those votes cast "FOR" or "AGAINST" are counted for the purposes of determining the number of votes cast in connection with those proposals.

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Votes Required

The total number of issued Ordinary Shares on the Record Date was 321,907,075. A vote on a show of hands means every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). A poll means every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy.

Proposals 1, 2 and 3 are being proposed as ordinary resolutions and are required to be passed by a simple majority of shareholders voting at the Extraordinary General Meeting either in person or by proxy.

Each of the Proposals shall be decided on a poll.

Can I change my vote after submitting my proxy?

Shareholders of Record: Shares Registered in Your Name

Yes. If you are the shareholder of record of your shares, you may revoke your proxy in any one of three ways:

•	You may submit, in accordance with the instructions set out above, another properly completed proxy card bearing a later date;
•	You may send a written notice that you are revoking your proxy to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your notice must be received by no later than 11:59 p.m. (Eastern Time) on 27 January 2015 or if the Extraordinary General Meeting is adjourned, by 11:59 p.m. (Eastern Time) on the day immediately before the date appointed for the adjourned Extraordinary General Meeting; or
•	You may attend the Extraordinary General Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Brokerage firm, Bank, Dealer or Other Similar Organisation

If your shares are held by your brokerage firm, bank, dealer or other similar organisation, you should follow the instructions provided by them.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

Attendance at the Extraordinary General Meeting

Only shareholders or their legal proxy holders are invited to attend the Extraordinary General Meeting. To be admitted to the Extraordinary General Meeting, you will need a form of photo identification (such as a driver's license or passport), and if you hold your Ordinary Shares in "street name" you must also bring valid proof of ownership of your Ordinary Shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your Ordinary Shares in "street name" through a brokerage firm, bank, dealer or other similar organisation, a statement reflecting your ownership as of the Record Date or a letter from the organisation is sufficient proof of ownership to be admitted to the meeting.

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Solicitation of Proxies

We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We may solicit by mail, telephone, personal contact and email and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

Shareholder Communications

Shareholders and interested parties may contact any of King's Directors, including the Chairman, the chair of any committee of the Board, or any committee of the Board by writing to them at King, Tenth Floor, Central Saint Giles, 1 St. Giles High Street, London WC2H 8AG, United Kingdom, Attn: Robert Miller, Chief Legal Officer and Corporate Secretary.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a NYSE-listed company to put items on the agenda of an extraordinary general meeting. King's articles of association provide that shareholders holding 10% of King's paid up share capital carrying voting rights may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings.

Director Attendance at the Extraordinary General Meeting

King invites its Board members to attend its extraordinary general meetings but does not require attendance.

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